

January 31, 2017

Kai Haakon E. Liekefett, Esq.
Vinson & Elkins LLP
666 Fifth Avenue
26th Floor
New York, New York 10103-0040

  Re: **Magicjack Vocaltec Ltd.**
     Revised Preliminary Proxy Statement on Schedule 14A
     Filed January 13, 2016
     File No. 0-27648

Dear Mr. Liekefett:

  We have reviewed the additional information contained in your letter dated January 30, 2017 and are unable to agree that the date of the annual meeting is October 7, 2016 and not February 28, 2017. The proxy statement furnished pursuant to Exchange Act Rule 14a-3 should be accompanied or preceded by an annual report containing the information for the most recently completed 2016 fiscal year, consistent with 1S. under the caption "Proxy Rules and Schedule 14A" in the March 1999 Interim Supplement to Publicly Available Telephone Interpretations.

  We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact me at (202) 551-3444 with any questions.

        Sincerely,

        /s/ Perry J. Hindin

        Perry J. Hindin
        Special Counsel
        Office of Mergers and Acquisitions